

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2023

Ordan Trabelsi
Chief Executive Officer
SuperCom Ltd
3 Rothschild Street
Tel Aviv, 6688106, Israel

     Re: SuperCom Ltd
        Registration Statement on Form F-1
        Filed May 15, 2023
        File No. 333-271939

Dear Ordan Trabelsi:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Gregory Herbers at 202-551-8028 with any questions.

                 Sincerely,

                 Division of Corporation Finance
                 Office of Manufacturing

cc: Sasha Ablovatskiy, Esq.